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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
AUG 13 2004

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SEC FILE NUMBER
8- 53514

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First National Capital Markets, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha (City) Nebraska (State) 68197 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Engle, President (402) 633-7470
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the following financial statements of First National Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of First National of Nebraska, Inc., for the years ended December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
February 17, 2004

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 and 2002

ASSETS	2003	2002
Cash and cash equivalents	$1,576,700	$ 925,656
Receivables:		
Commissions	119,505	53,032
Affiliate (Note D)	110,629	95,309
Other	23,258	14,595
Total Receivables	253,392	162,936
Prepaid expenses and other assets	378,272	15,881
Property and equipment, net (Note C)	81,889	115,309
Investment in partnership	150,000	-
Total Assets	$2,440,253	$1,219,782

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$ 117,714	$ 103,270
Affiliate accounts payable (Note D)	90,021	68,508
Note payable (Note F)	350,000	-
Income taxes payable	125,724	19,775
Total Liabilities	683,459	191,553
COMMITMENTS AND CONTINGENCIES (Note G)		
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	640,000	640,000
Retained earnings	1,106,794	378,229
Total Stockholder's Equity	1,756,794	1,028,229
Total Liabilities and Stockholder's Equity	$2,440,253	$1,219,782

The accompanying notes are an integral part of these financial statements.

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
REVENUES:		
Commissions and fees	$4,192,014	$2,792,247
Interest	10,242	11,864
Other	8,675	9,632
Total revenues	4,210,931	2,813,743
EXPENSES:		
Employee compensation and benefits	1,375,905	1,084,516
Occupancy and equipment	478,786	333,599
Transaction clearing	332,346	231,667
Communications and data processing	225,356	215,530
Professional fees	294,535	117,657
Business development	112,436	113,933
Other	251,709	105,034
Total expenses	3,071,073	2,201,936
INCOME BEFORE TAXES	1,139,858	611,807
INCOME TAX EXPENSE (BENEFIT):		
Current	415,367	230,775
Deferred	(4,074)	(1,625)
Total income tax expense	411,293	229,150
NET INCOME	$ 728,565	$ 382,657

The accompanying notes are an integral part of these financial statements.

FIRST NATIONAL CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 and 2002

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including fixed income and money market securities primarily to institutional clientele. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Company executes and clears trades through the First National Bank of Omaha, a majority-owned subsidiary of the Parent Company.

The Company had various start-up activities during 2001 through February 2002. Effective March 1, 2002, the Company commenced operations as a separate entity as a registered member of the National Association of Securities Dealers ("NASD").

The Company is exempt (under paragraph (k)(2)(ii)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2003 and 2002 or during the years then ended.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions – Securities transactions are recorded on a trade-date basis.

Depreciation and Amortization – Depreciation and amortization on property and equipment is computed on a straight-line basis over the estimated useful lives of the assets ranging from 3-7 years.

Income Taxes – The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Parent Company provides deferred taxes for differences between the financial statement carrying amounts and tax bases of existing assets and liabilities by applying currently enacted statutory rates which are applicable to future periods.

The Company's financial statements reflect income taxes allocated as if the Company filed separate income tax returns. Payments are made by the Company to the Parent Company based upon the amount of income tax expense as if the Company were a separate tax-paying entity.

B. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Although nonclearing broker-dealers generally have a minimum net capital requirement of $100,000, the NASD has informed the Company that it must maintain minimum net capital of $250,000 due to the Company's close relationship with its clearing agent (see Note A). Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $982,704 and a net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.70 to 1. At December 31, 2002, the Company had net capital of $769,898 and a net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

C. PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following as of December 31, 2003 and 2002:

	2003	2002
Furniture and equipment	$ 5,906	$ 5,906
Computer equipment	53,999	47,068
Software	351,932	309,932
	411,837	362,906
Accumulated depreciation and amortization	(329,948)	(247,597)
Net property and equipment	$ 81,889	$ 115,309

D. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha ("FNBO"). These services include federal funds transfers, bond accounting, portfolio trades, repurchase agreements and negotiable certificates of deposit dealer services, and commercial paper management. Fees paid to and commissions earned by the Company as a result of these services amounted to approximately $1,247,000 and $940,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, approximately $111,000 and $95,000, respectively, was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including trade execution and clearing, purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational and information systems audit services, compliance audit and consulting services, branding/trademark modifications and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. Operating expenses for services provided by affiliated companies totaled approximately $905,000 and $630,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company owed its affiliates approximately $90,000 and $69,000, respectively, for services provided.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

E. EMPLOYEE BENEFIT PLANS

Employees of the Company participate in employee benefit plans sponsored by the Parent Company. Among them is a noncontributory defined benefit pension plan. The Company is allocated its share of the cost of this plan, which totaled approximately $31,000 and $17,000 for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, the Company had remitted all amounts related to its share of the benefit obligation to the Parent Company; therefore, no liability existed.

In addition to providing pension benefits, the Parent Company also sponsors postretirement medical and death benefits to retired employees meeting certain eligibility requirements. The medical plan is contributory, whereby the retired employee pays a portion of the health insurance premium, and contains other cost-sharing features such as deductibles and coinsurance. Costs allocated to the Company for the postretirement benefit plan totaled approximately $1,000 and $4,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company's share of the benefit obligation was approximately $4,600 and $3,700, respectively, which is recorded as a liability on the statements of financial condition.

In addition to the pension and postretirement benefit plans, the Parent Company also has a contributory defined contribution plan which covers substantially all employees. Costs allocated to the Company for the defined contribution plan was approximately $28,000 and $18,000 for the years ended December 31, 2003 and 2002, respectively.

F. NOTE PAYABLE

During the year ended December 31, 2003, the Company committed to purchase a limited partnership interest for $500,000. The Company's initial capital contribution of $150,000 was paid during 2003. In addition to the initial capital contributions, the Company signed a promissory note to make subsequent capital contributions in the aggregate amount of $350,000. These subsequent capital contributions are due on demand during 2004. The Company's partnership interest is less than 3% of the partnership's total capital.

G. COMMITMENTS AND CONTINGENCIES

The Company may be involved in various legal matters in the normal course of its business. At December 31, 2003, and 2002, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations or its financial position.